Exhibit 95.1

DODD-FRANK ACT DISCLOSURE OF MINE SAFETY AND HEALTH ADMINISTRATION SAFETY DATA

The following disclosures are provided pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) and Item 104 of Regulation S-K, which requires certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934, as amended, that operate mines regulated under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”).

Mine Safety Information

The operation of our limestone quarry in Carthage, Missouri is inspected by the Federal Mine Safety and Health Administration (“MSHA”) on an ongoing basis. Whenever MSHA believes a violation of the Mine Act, any health or safety standard or any regulation has occurred, it may issue a citation which describes the alleged violation and fixes a time within which the U.S. mining operator must abate the alleged violation. In some situations, such as when MSHA believes that conditions pose a hazard to miners, MSHA may issue an order removing miners from the area of the mine affected by the condition until the alleged hazards are corrected. When MSHA issues a citation or order, it generally proposes a civil penalty, or fine, as a result of the alleged violation, that the operator is ordered to pay. Citations and orders can be contested and appealed, and as part of that process, may be reduced in severity and amount, and are sometimes dismissed. The number of citations, orders and proposed assessments vary depending on the size and type (underground or surface) of the mine as well as by the MSHA inspector(s) assigned.

The following table includes information required by the Act for the twelve months ended March 31, 2018.

Mine or Operating Name (MSHA Identification Number)	Section 104 S&S Citations	Section 104(b) Orders	Section 104(d) Citations and Orders	Section 110(b)(2) Violations	Section 107(a) Orders	Total Dollar Value of MSHA Assessments Proposed	Total Number of Mining Related Fatalities	Received Notice of Pattern of Violations Under Section 104(e)	Received Notice of Potential to Have Pattern Under Section 104(e)	Legal Actions Pending as of Last Day of Period (1)	Legal Actions Initiated During Period	Legal Actions Resolved During Period
Carthage Crushed Limestone (23-00028)	8	0	0	0	0	$6,282.00	0	No	No	2	2	0

(1)
See table below for additional detail regarding Legal Actions Pending as of March 31, 2018. With respect to Contests of Proposed Penalties, we have included the number of dockets (as opposed to citations) when counting the number of Legal Actions Pending as of March 31, 2018.

		Contests of proposed penalties (b)
Mine or Operating Name (MSHA Identification Number)	Contests of citations and orders (a)	Dockets	Citations	Complaints for compensation (c)	Complaints of discharge, discrimination or interference (d)	Applications for temporary relief (e)	Appeals of judges' decisions or orders (f)
Carthage Crushed Limestone (23-00028)	15	1	5	—	—	—	—

(a)
Represents (if any) contests of citations and orders, which typically are filed prior to an operator's receipt of a proposed penalty assessment from MSHA or relate to orders for which penalties are not assessed (such as imminent danger orders under Section 107 of the Mine Act). This category includes: (i) contests of citations or orders issued under section 104 of the Mine Act, (ii) contests of imminent danger withdrawal orders under section 107 of the Mine Act, and (iii) Emergency response plan dispute proceedings (as required under the Mine Improvement and New Emergency Response Act of 2006, Pub. L. No. 109-236, 120 Stat. 493).

(b)
Represents (if any) contests of proposed penalties, which are administrative proceedings before the Federal Mine Safety and Health Review Commission (“FMSHRC”) challenging a civil penalty that MSHA has proposed for the violation contained in a citation or order. This column includes one action involving civil penalties against agents of the operator that has been contested and two appeals of a decision or order.

(c)
Represents (if any) complaints for compensation, which are cases under section 111 of the Mine Act that may be filed with the FMSHRC by miners idled by a closure order issued by MSHA who are entitled to compensation.

(d)
Represents (if any) complaints of discharge, discrimination or interference under section 105 of the Mine Act, which cover: (i) discrimination proceedings involving a miner's allegation that he or she has suffered adverse employment action because he or she engaged in activity protected under the Mine Act, such as making a safety complaint, and (ii) temporary reinstatement proceedings involving cases in which a miner has filed a complaint with MSHA stating that he or she has suffered such discrimination and has lost his or her position. Complaints of Discharge, Discrimination, or Interference are also included in Contests of Proposed Penalties, column (b).

(e)
Represents (if any) applications for temporary relief, which are applications under section 105(b)(2) of the Mine Act for temporary relief from any modification or termination of any order or from any order issued under section 104 of the Mine Act (other than citations issued under section 104(a) or (f) of the Mine Act).

(f)	Represents (if any) appeals of judges' decisions or orders to the FMSHRC, including petitions for discretionary review and review by the FMSHRC on its own motion.